rockenergy

Rock Energy announces results of asset rationalization program

July 4, 2006

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) – Rock Energy Inc. ("Rock") is pleased to announce the results of its asset rationalization program.

Rock has entered into agreements for the sale of four non-operated producing properties for total proceeds of approximately $31.2 million prior to adjustments. The properties were part of the company's previously announced asset disposition/rationalization program conducted by Scotia Waterous. The properties (Wild River, Highland/Hudson, Cherhill, and Chestermere) are estimated to be producing a total of 820 boe per day (approximately 100% natural gas), with 1.6 million boe of proven plus probable reserves assigned to them by GLJ Petroleum Consultants Ltd. (effective December 31, 2005). Closing of the transactions is expected by July 31, 2006.

These dispositions are accretive to our December 31, 2005 net asset value (increasing net asset value from $3.81/share to $4.28/share), and the proceeds will be used to eliminate the company's debt. Rock will continue to move forward with its $30 million capital program for the year and pursue complimentary acquisitions.

In the Plains core area, Rock will spend $10-12 million during 2006 and plans to drill an additional 11 (11.0 net) heavy oil wells in the second half of the year, bringing the total to 20 (20.0 net) wells for the year. In West Central Alberta, Rock plans to spend $18-20 million during 2006, as the company continues to build its inventory of operated, high working interest projects. Rock is currently operating the re-entry of an abandoned gas well in the Musreau area (75%WI) and starting a 3D seismic program in the Kakwa area. During the second half of the year, Rock plans to participate in the drilling of at least 4 (1.8 net) gas wells (2 in Musreau, 1 at Chicken (operated), and 1 at Kakwa (operated)).

As a result of the change in production profile, the company now expects to generate cash flow of approximately $13 million for 2006 based on gas prices averaging $7.50 CDN/mcf at AECO and WTI oil prices of $65US/bbl for the last half of the year. Current production, net of the dispositions, is estimated to be 1,400 boe per day; however Rock still has approximately 200-300 boe per day of production impacted by breakup and pipeline restrictions. Debt at year end 2006 is forecast to be $11 million or 0.8 times fourth quarter annualized cash flow. Rock has a very strong portfolio of over 60 operated high working interest opportunities, and our capital program for the remainder of the year is expected to grow production to exit at 2,200-2,400 boe per day, while averaging 2,100 boe per day for the year, an 85% increase over the prior year.

Though the initial intent of the rationalization program was to conclude a swap transaction, after reviewing the proposals Rock determined that our portfolio of drilling opportunities was more attractive than any of the assets being offered. The proceeds from the sale of these assets provide the company with further flexibility to pursue our inventory of projects, and allow us to

consider complementary acquisitions in our core areas of growth. Rock has a clear plan for growth, the opportunity, the technical expertise, and the financial capability to deliver results for our shareholders.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

File No. 82-34785

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Rock Energy Inc.
   1800, 700 - 9th Avenue SW
   Calgary, Alberta
   T2P 3V4

2. **Date of Material Change:**

   July 4, 2006

3. **News Release**

   A press release disclosing the details outlined in this Material Change Report was issued by Rock Energy Inc. from Calgary, Alberta on July 4, 2006 and disseminated through the facilities of CCN Mathews.

4. **Summary of Material Change**:

   Rock Energy Inc. ("Rock") has entered into agreements for the sale of four non-operated properties for total proceeds of approximately $31.2 million prior to adjustments.

5. **Full Description of Material Change:**

   Please see the attached Press Release as Schedule A.

6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable

7. **Omitted Information:**

   None

8. **Executive Officer:**

   For further information, please contact Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc. at 1800, 700 – 9th Avenue SW, Calgary, Alberta T2P 3V4, Telephone (403) 218-4380.

9. **Date of Report**

   July 5, 2006

G:\058383\0014\Material Change Report 01.doc

SCHEDULE A

rockenergy

Rock Energy announces results of asset rationalization program

July 4, 2006

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) – Rock Energy Inc. ("Rock") is pleased to announce the results of its asset rationalization program.

Rock has entered into agreements for the sale of four non-operated producing properties for total proceeds of approximately $31.2 million prior to adjustments. The properties were part of the company's previously announced asset disposition/rationalization program conducted by Scotia Waterous. The properties (Wild River, Highland/Hudson, Cherhill, and Chestermere) are estimated to be producing a total of 820 boe per day (approximately 100% natural gas), with 1.6 million boe of proven plus probable reserves assigned to them by GLJ Petroleum Consultants Ltd. (effective December 31, 2005). Closing of the transactions is expected by July 31, 2006.

These dispositions are accretive to our December 31, 2005 net asset value (increasing net asset value from $3.81/share to $4.28/share), and the proceeds will be used to eliminate the company's debt. Rock will continue to move forward with its $30 million capital program for the year and pursue complimentary acquisitions.

In the Plains core area, Rock will spend $10-12 million during 2006 and plans to drill an additional 11 (11.0 net) heavy oil wells in the second half of the year, bringing the total to 20 (20.0 net) wells for the year. In West Central Alberta, Rock plans to spend $18-20 million during 2006, as the company continues to build its inventory of operated, high working interest projects. Rock is currently operating the re-entry of an abandoned gas well in the Musreau area (75%WI) and starting a 3D seismic program in the Kakwa area. During the second half of the year, Rock plans to participate in the drilling of at least 4 (1.8 net) gas wells (2 in Musreau, 1 at Chicken (operated), and 1 at Kakwa (operated)).

As a result of the change in production profile, the company now expects to generate cash flow of approximately $13 million for 2006 based on gas prices averaging $7.50 CDN/mcf at AECO and WTI oil prices of $65US/bbl for the last half of the year. Current production, net of the dispositions, is estimated to be 1,400 boe per day; however Rock still has approximately 200-300 boe per day of production impacted by breakup and pipeline restrictions. Debt at year end 2006 is forecast to be $11 million or 0.8 times fourth quarter annualized cash flow. Rock has a very strong portfolio of over 60 operated high working interest opportunities, and our capital program for the remainder of the year is expected to grow production to exit at 2,200-2,400 boe per day, while averaging 2,100 boe per day for the year, an 85% increase over the prior year.

Though the initial intent of the rationalization program was to conclude a swap transaction, after reviewing the proposals Rock determined that our portfolio of drilling opportunities was more attractive than any of the assets being offered. The proceeds from the sale of these assets provide the company with further flexibility to pursue our inventory of projects, and allow us to

consider complementary acquisitions in our core areas of growth. Rock has a clear plan for growth, the opportunity, the technical expertise, and the financial capability to deliver results for our shareholders.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380